UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                          NOTIFICATION OF LATE FILING            SEC FILE NUMBER
                                                                     0-23779
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                                                                  CUSIP NUMBER
                                                                   878411 10 7
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(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

For Period Ended: March 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I--REGISTRANT INFORMATION
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Technical Environment Solutions, Inc.
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Full Name of Registrant


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Former Name if Applicable


C/O TES GmbH, 25 Impler Strasse
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Address of Principal Executive Office (Street and Number)


Munich, 81731 Germany
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City, State and Zip Code

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PART II--RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ X /     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The registrant is unable to file its Quarterly Report on Form 10-QSB for the period ended March 31, 2000 within the prescribed period because the information needed to complete the Quarterly Report on Form 10-QSB was not received in the United States in time for the registrant's U.S. counsel to complete the preparation of the Quarterly Report and to coordinate the filing with the registrant's management, all of whom are located in Germany.

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PART IV--OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

         Henry F. Schlueter, Esq.        (303)             292-3883
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                 (Name)               (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the registrant will incur a net loss of approximately 377,000 DM for the quarter ended March 31, 2000, compared to a net loss of approximately 558,000 DM for the corresponding quarter for the previous fiscal year. This decrease in the registrant's net loss is attributable substantially to decreased cost of operations and decreased interest expenses.

     As a result of a merger consummated in 1999, the registrant's financial statements for the quarter ended March 31, 1999 are being restated to include the results of operations of the merger target. The expected decrease in the net loss results from a comparison of the registrant's results of operations for the quarter ended March 31, 2000 as compared to its restated results of operations for the quarter ended March 31, 1999.






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                      TECHNICAL ENVIRONMENT SOLUTIONS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 16, 2000                          By: /s/ Gerd Behrens
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                                            Gerd Behrens, President




INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.